Exhibit 99.1

August 6, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated April 1, 2021 informing that Wipro has signed an agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on August 6, 2021.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary